SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at April 27, 2006

FARALLON RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 27, 2006

Print the name and title of the signing officer under his signature.
----------------

Farallon Resources Ltd.
1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Tel 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON UPDATES ON DRILLING AT G-9
RESULTS CONFIRM PRESENCE OF NEW ZONE

April 27, 2006, Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to provide a further update from drilling at the Company's Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. The latest results are from the high grade G-9 deposit and the La Lucha occurrence. Significant intersections of high grade mineralization continue to be made at G-9 whereas drilling at La Lucha has so far failed to intersect significant mineralization. Drilling continues and is now focused exclusively on G-9.

The latest results are from seven exploration holes - five at G-9 and two at La Lucha. Results from the new holes and those from holes at G-9 previously announced in 2006 are included in the attached Assay Table. Hole locations are shown on the attached G-9 Drill Hole and Target Area Map. A Deposit Location Map is also included.

Several significant intersections from a new zone at G-9, to the Southwest of the previously discovered areas of mineralization, have been made. The most significant are holes 527 and 531, which are approximately 300 metre step-outs from the very high grade section of the G-9 deposit that includes hole 486 - the highest grade hole drilled on the property to date. These holes have cumulative intersections of 20 metres and 27 metres, respectively, of massive sulphides, opening up a large new zone at G-9. Drilling at this new zone is ongoing with significant intersections of massive sulphides (assays are pending) continuing to be made. Management believes that this zone, highlighted on the G-9 Drill Hole and Target Area Drilling Map posted on Farallon Resources Ltd.'s website (www.farallonresources.com), has the potential to significantly add to the known resources at G-9.

The G-9 deposit remains open to the southwest, northwest and southeast. Additional assays will be released when received. Highlights of the new drilling results are:

CAMPO MORADO ASSAY RESULTS

Drill Hole Number	Deposit		From (metres)	To (metres)	Interval (metres)	True Thickness (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au EQ1 g/t	Ag EQ2 g/t	Cu EQ3%	Zn EQ4%
527	G9		525.3	542.3	17.0	16.8	4.17	227	0.46	1.70	5.81	14.54	991	7.95	15.59
527	G9	Incl.	529.3	536.2	6.9	6.8	5.60	309	0.68	2.16	6.06	18.02	1,229	9.86	19.32
527	G9		546.2	550.2	4.0	4.0	0.27	40	2.71	0.04	3.33	8.93	609	4.88	9.58
531	G9		531.3	559.0	27.6	26.7	2.30	194	1.26	1.21	6.92	14.46	986	7.91	15.50
531	G9	Incl.	533.3	536.0	2.7	2.6	4.75	311	0.61	3.11	10.70	21.82	1,488	11.93	23.40
531	G9	Incl.	550.1	557.1	7.0	6.8	2.61	194	2.57	1.01	8.00	18.08	1,233	9.89	19.38
532	G9		379.2	381.0	1.8	1.7	0.12	115	5.09	0.09	0.92	12.01	819	6.57	12.88
534	G9		417.3	421.8	4.5	3.9	2.61	205	1.37	1.12	4.97	13.28	905	7.26	14.24
1. Gold Equivalent (Au EQ g/t): =(Au g/t)+(Ag g/t*0.17683/12.057)+(Cu %*22.046/12.057)+(Pb %*5.5116/12.057)+(Zn %*11.244/12.057)
2. Silver Equivalent (Ag EQ g/t): =(Au g/t*12.057/0.17683)+(Ag g/t)+(Cu %*22.046/0.17683)+(Pb %*5.5116/0.17683)+(Zn %*11.244/0.17683)
3. Copper Equivalent (Cu EQ %): =(Au g/t*12.057/22.046)+(Ag g/t*0.17683/22.046)+(Cu %)+(Pb %*5.5116/22.046)+(Zn %*11.244/22.046)
4. Zinc Equivalent (Zn EQ %): =(Au g/t*12.057/11.244)+(Ag g/t*0.17683/11.244)+(Cu %*22.046/11.244)+(Pb %*5.5116/11.244)+(Zn %)
Metal prices: Au US$375/oz; Ag US$5.5/oz; Cu US$1.00/lb; Pb US$0.25/lb; Zn US$0.51/lb

Dick Whittington said:

"Confirmation of the discovery of a new zone, located southwest of the main area of mineralization at G-9, is good news. We are now focusing our efforts on evaluating the development of a mine at G-9 (see News Release dated April 20, 2006) and this new area has the potential to add significantly to the overall resource base there. The G-9 deposit remains open in three directions, giving us encouragement that further extensions will be made. The possibility of a mine at G-9 is now front and centre for the Company."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon has a strong cash position of $8.4 million that will enable the Company to complete its current drilling program and conclude a Preliminary Assessment of G-9 by midyear. For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

  Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

CAMPO MORADO 2006 ASSAY TABLE

Drill Hole Number	Deposit		From (metres)	To (metres)	Interval (metres)	True Thickness (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au EQ1 g/t	Ag EQ2 g/t	Cu EQ3%	Zn EQ4%
498	G9		429.2	445.9	16.8	14.5	1.97	190	1.93	2.93	21.27	29.45	2,008	16.11	31.58
498	G9	Incl.	429.2	436.9	7.8	6.7	2.28	262	2.32	3.95	20.32	31.13	2,123	17.03	33.38
498	G9		468.9	473.3	4.4	3.8	15.99	682	0.33	3.42	5.73	33.50	2,284	18.32	35.92
499	G9, did not intersect massive sulphides
500	G9		486.5	489.5	3.0	3.0	0.15	18	1.86	0.02	7.94	11.24	767	6.15	12.06
501	G9, did not intersect massive sulphides
502	G9, did not intersect massive sulphides
503	G9		540.0	544.0	4.0	3.9	2.41	136	1.11	0.54	1.21	7.82	533	4.28	8.39
503	G9		555.0	559.6	4.6	4.5	0.43	18	1.32	0.04	9.16	11.65	795	6.37	12.50
504	G9, did not intersect massive sulphides
505	G9, no significant intersection
506	G9, did not intersect massive sulphides
507	G9, did not intersect massive sulphides
508	G9, did not intersect massive sulphides
509	G9		506.7	515.7	9.0	9.0	1.01	62	0.38	0.35	5.58	7.99	545	4.37	8.57
509	G9		538.3	551.8	13.6	13.6	3.26	205	1.14	0.97	6.88	15.21	1,037	8.32	16.31
509	G9	Incl.	545.1	551.8	6.7	6.7	3.01	158	1.21	1.05	9.33	16.72	1,140	9.14	17.92
510	G9		559.0	568.0	9.0	8.8	4.87	269	0.72	4.54	10.94	22.42	1,529	12.26	24.04
510	G9	Incl.	559.0	563.0	4.0	3.9	4.25	285	0.81	6.64	15.66	27.55	1,878	15.06	29.54
510	G9		573.9	585.9	12.0	11.7	11.10	639	0.82	1.95	7.64	29.99	2,045	16.40	32.16
510	G9	Incl.	582.0	585.0	3.0	2.9	34.95	1930	0.70	2.86	5.78	71.23	4,857	38.96	76.38
510	G9	Incl.	583.0	585.0	2.0	2.0	45.70	2653	0.62	2.90	6.25	92.89	6,334	50.80	99.61
511	G9		558.5	560.1	1.6	1.6	1.36	130	1.18	0.95	9.31	14.55	992	7.95	15.60
512	G9		594.0	596.1	2.2	2.1	2.30	166	2.28	1.26	12.88	21.48	1,465	11.75	23.03
513	G9, did not intersect massive sulphides
514	G9, hole abandoned due to orientation problems.
515	G9, did not intersect massive sulphides
516	G9, did not intersect massive sulphides
517	G9		498.5	508.0	9.5	8.2	1.17	114	1.39	1.16	10.27	15.49	1,056	8.47	16.61
517	G9	Incl.	503.9	508.0	4.2	3.6	0.69	102	2.07	0.43	15.11	20.26	1,381	11.08	21.72
517	G9		582.0	589.0	7.0	6.1	4.82	153	0.50	1.75	2.73	11.31	771	6.18	12.12
518	G9, did not intersect massive sulphides
519	G9		491.1	494.1	3.0	2.6	0.73	21	1.03	0.02	6.54	9.03	616	4.94	9.69
520	G9, did not intersect massive sulphides
521	G9, no significant intersection
522	G9		488.0	492.8	4.8	4.2	3.01	160	1.46	0.91	13.70	21.22	1,447	11.60	22.75
523	G9, no significant intersection
524	G9, no significant intersection
525	G9		517.1	521.1	4.0	3.1	0.63	73	1.77	0.21	1.36	6.30	429	3.44	6.75
526	La Lucha, no significant intersection
527	G9		525.3	542.3	17.0	16.8	4.17	227	0.46	1.70	5.81	14.54	991	7.95	15.59
527	G9	Incl.	529.3	536.2	6.9	6.8	5.60	309	0.68	2.16	6.06	18.02	1,229	9.86	19.32
527	G9		546.2	550.2	4.0	4.0	0.27	40	2.71	0.04	3.33	8.93	609	4.88	9.58
528	La Lucha, no significant intersection
529	La Lucha, no significant intersection
530	G9, no significant intersection
531	G9		531.3	559.0	27.6	26.7	2.30	194	1.26	1.21	6.92	14.46	986	7.91	15.50
531	G9	Incl.	533.3	536.0	2.7	2.6	4.75	311	0.61	3.11	10.70	21.82	1,488	11.93	23.40
531	G9	Incl.	550.1	557.1	7.0	6.8	2.61	194	2.57	1.01	8.00	18.08	1,233	9.89	19.38
532	G9		379.2	381.0	1.8	1.7	0.12	115	5.09	0.09	0.92	12.01	819	6.57	12.88
534	G9		417.3	421.8	4.5	3.9	2.61	205	1.37	1.12	4.97	13.28	905	7.26	14.24
1. Gold Equivalent (Au EQ g/t): =(Au g/t)+(Ag g/t*0.17683/12.057)+(Cu %*22.046/12.057)+(Pb %*5.5116/12.057)+(Zn %*11.244/12.057)
2. Silver Equivalent (Ag EQ g/t): =(Au g/t*12.057/0.17683)+(Ag g/t)+(Cu %*22.046/0.17683)+(Pb %*5.5116/0.17683)+(Zn %*11.244/0.17683)
3. Copper Equivalent (Cu EQ %): =(Au g/t*12.057/22.046)+(Ag g/t*0.17683/22.046)+(Cu %)+(Pb %*5.5116/22.046)+(Zn %*11.244/22.046)
4. Zinc Equivalent (Zn EQ %): =(Au g/t*12.057/11.244)+(Ag g/t*0.17683/11.244)+(Cu %*22.046/11.244)+(Pb %*5.5116/11.244)+(Zn %)
Metal prices: Au US$375/oz; Ag US$5.5/oz; Cu US$1.00/lb; Pb US$0.25/lb; Zn US$0.51/lb